January 16, 2020

Via EDGAR

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporate Finance

United States Securities & Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Ebix, Inc.

Form 10-K for Fiscal Year Ended December 31, 2018

Form 10-Q for the Quarterly Period Ended September 30, 2019

File No. 000-15946

Dear Mr. Krikorian

Ebix, Inc. (the “Company’, “its”, “we”, or “our”) hereby submits this letter in response to the comments from the staff of the Securities and Exchange Commission (the “Staff”) received via email in your letter dated December 17, 2019 with respect to certain items in the above-captioned Forms 10-K and 10-Q. This letter will respond of your comment in the order it is presented in your letter with the exact text of the comment reproduced below in bold text and the Company’s response immediately thereunder. The Company welcomes the opportunity to address any Staff questions with respect to these responses, its periodic disclosures, and/or its current filings.

Form 10-Q for the quarterly period ended September 30, 2019

Revenue Recognition, page 17

1.

We note in your response to prior comment 1 you disclose that certain services, primarily related to SaaS platforms, are accounted for as a single performance obligation. Please provide a detailed analysis of why these services are not distinct performance obligations. We refer you to ASC 606-10-25-21.

In response to the Staff’s comment, the “certain services” terminology refers primarily to customizations of each client’s unique SaaS instance of our service platform. The customer cannot benefit from these customizations apart from the SaaS platform and the customization cannot be provided by another service provider. These customizations have been integrated into the client’s SaaS instance and the client’s benefit from the customizations is derived over time inherent with the Company’s SaaS performance obligation.

ASC 606-10-25-21 provides three factors that would indicate that multiple service obligations to a customer are not separately identifiable; they are:

“a) The entity provides a significant service of integrating services with services promised in the contract into a bundle of services that represent the combined output or outputs for which the customer has contracted. A combined output or outputs might include more than one phase, element, or unit.

b) One or more of the services significantly modifies or customizes, or are significantly modified or customized by, one or more of the other services promised in the contract.

c) The services are highly interdependent or highly interrelated. In other words, each of the services is significantly affected by one or more of the other services in the contract.”

In accordance with the above subparagraph (b) of ASC 606-10-25-21, the subject customizations significantly modify the nature of the services we provide over the SaaS platform. We therefore do not consider the customizations to be distinct from our ongoing SaaS performance obligation to the client.

Comment 1, continued

In addition, you state that “These services are recognized over their expected useful life, which may exceed the currently contracted term.” Tell us why revenue from these obligations are recognized over a different period of time. We refer you to ASC 606-10-25-32. That is, since these obligations are accounted for as a single performance obligation, explain why the service revenue is recognized over the expected useful life while the SaaS platform is recognized over the contract term. Please cite the accounting literature that supports your conclusion including the basis for associating revenue to each obligation.

ASC 606-10-25-32 specifies that:

“An entity shall apply a single method of measuring progress for each performance obligation satisfied over time, and the entity shall apply that method consistently to similar performance obligations and in similar circumstances.”

As noted by the Staff, we have determined that professional services related to customization of our SaaS platform, and our SaaS services are considered one performance obligation. In accordance with the guidance above, we apply a single method of measuring progress—ratably over the contract duration. From a practical perspective, we recognize the upfront fees related to the customization services over the term of the contract and recognize the SaaS fees as each separate transaction occurs. As each transaction occurs consistently throughout the term, this approach approximates the ratable recognition of revenue over the term of the contract. For additional clarity and based upon the Staff’s comment, we will modify our disclosure as follows in future filings:

“These services and SaaS platform fees that represent a single performance obligation are recognized ratably over the contract term.”

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments related this filing, please contact the undersigned at (678) 281-2028.

Very truly yours,

/s/ Robert Kerris
Robert Kerris
Chief Financial Officer

cc:	Robin Raina

Charles M. Harrell, Esq.

Susan Sidwell, Esq.